SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 27 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


    Press enquiries:
    Patrick Murphy tel: +44 115 906 4151; email: patrick.murphy@marconi.com

    Investor enquiries:
    Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com

    Industry analyst enquiries:
    Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com



  MARCONI SIGNS THREE-YEAR AGREEMENT WITH T-COM FOR EUROPE'S FIRST 40G OPTICAL
                                    NETWORK

 Marconi's Multihaul 3000 platform will carry 40G bit/sec on each wavelength in the core of T-Com's network

Backnang - 27 January 2005 - T-Com, the fixed-network unit of Deutsche Telekom, is to use Marconi Corporation plc's (London: MONI and NASDAQ: MRCIY) Multihaul 3000 platform as the first building block of Europe's first 40G bit/sec, high-capacity optical network.

Under a three-year framework agreement announced today, Marconi will supply T-Com with its Multihaul 3000 Dense Wavelength Division Multiplexing (DWDM) transmission platform, operating at 40G bit/sec on each wavelength. The platform will be managed by Marconi's ServiceOn Optical network management system.

The new network will allow T-Com to further enhance its transport capacity in the optical network, extend distances between systems, and improve its flexibility and responsiveness in setting up new high-bandwidth services as well as lowering operating costs for these services. The Multihaul 3000 will act as an expressway carrying high-bandwidth traffic between switching nodes in the network, with a capacity of 3.2 terabits per second on each optical fibre pair. This will give T-Com an unrivalled capacity in its core network. T-Com's decision to choose Marconi follows its successful involvement in the Global Seamless Network (GSN) research and demonstration project, which ran in 2003.

"This is an important strategic win for Marconi in that it delivers a new platform into a new and prestigious customer," said Mike Parton, CEO, Marconi Corporation plc. "T-Com's decision to choose our Multihaul 3000 and ServiceOn network management system for an advanced 40G optical-based network is a ringing endorsement of our technnology and strategy. T-Com has a well deserved reputation for network innovation, and we are proud to have one of our key next-generation products in their infrastructure."

Marconi's Multihaul 3000 platform offers operators a future-proof investment by allowing migration to future network designs such as Optical Transport Network
(OTN). Its modular design makes it ideal for use in metro, long-haul and ultra-long-haul applications, configurable for transmission spans of between 100 km to 4000 km.

The Multihaul 3000 system also includes a range of reconfigurable optical add/ drop multiplexers as well as data, Synchronous Digital Hierarchy and OTN transponders and muxponders for 2.5G, 10G and 40G bandwidths equipped with full-band tuneable lasers. The Multihaul 3000's 40G transponders were developed by Marconi in cooperation with CoreOptics, using the companies' most advanced technologies. The Multihaul's "plug-and-play" design allows all transponders to be added without the need for manual reconfiguration of the system, ensuring secure operation and lower operating costs.

"T-Com's decision to choose Marconi is a result of the close customer relationship developed by our team here in Backnang," said Dr. Stefan Kindt, managing director of Marconi Communications GmbH. "We have proven our know-how in optical transmission technology and now look forward to building this new backbone network together with T-Com over the next three years."

ENDS/...


Notes to editors
About the Marconi Multihaul 3000
The Multihaul 3000's innovative Reconfigurable Optical Add Drop Multiplexer (ROADM) technology enables operators to increase the speed and flexibility of their service provisioning. It features a full Optical Transport Node, which enables multivendor interworking and transparent networking within operators' networks. The Multihaul 3000's multiway transparent optical switch allows multidirectional switching enabling operators to upgrade their long distance network from linear to mesh with optical by-pass, reducing network expenditure through the elimination of transponders, amplifiers and regeneration costs. The platform combined with R-OADM technology allows operators to meet actual current traffic demands and satisfy future requirements with limited incremental investment.

About CoreOptics
CoreOptics develops and manufactures modules and subsystems for ultra high-speed optical networking solutions for the telecommunications and the information technology industry. CoreOptics current portfolio includes advanced transponders for Metropolitan and Long Haul optical systems at 40Gbit/s and 10 Gbit/s using DWDM, SONET/SDH, ATM and IP protocols. CoreOptics Inc. was founded in January 2001 and has operations in Nuremberg, Germany and Manchester, New Hampshire. Over 50 highly skilled engineers in RF and Digital ASIC with extensive experience in optical systems, applications and networks represent the foundation of CoreOptics capability in optical and electronic signal processing and transport.

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 27 January 2005